                                            Filed pursuant to rule 424B5
                                            Registration Nos. 33-50947
                                                              333-43269

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 21, 1998)

    [LOGO]
                                  $400,000,000
                              CARNIVAL CORPORATION
                 $200,000,000 5.65% NOTES DUE OCTOBER 15, 2000
                  $200,000,000 6.15% NOTES DUE APRIL 15, 2008

    This offering will consist of one series of notes maturing on October 15, 2000 (the "2000 Notes") and one series of notes maturing on April 15, 2008 (the "2008 Notes" and, collectively with the 2000 Notes, the "Notes").
    Interest on the Notes is payable on April 15 and October 15 of each year, commencing October 15, 1998. Except as described in "Description of Debt Securities--Redemption or Assumption of Debt Securities under Certain Circumstances" in the accompanying Prospectus, the Notes are not redeemable by the Company prior to maturity. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Notes will trade in the Depository's settlement system until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes--Settlement and Payment".
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                     INITIAL PUBLIC      UNDERWRITING        PROCEEDS TO
                                    OFFERING PRICE(1)     DISCOUNT(2)       COMPANY(1)(3)
Per 2000 Note.....................       99.891%            0.250%             99.641%
Total.............................    $199,782,000         $500,000         $199,282,000
Per 2008 Note.....................       99.741%            0.650%             99.091%
Total.............................    $199,482,000        $1,300,000        $198,182,000

(1) Plus accrued interest, if any, from April 15, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $100,000 payable by the Company.
                            ------------------------
    The Notes are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of the Depository in New York, New York, on or about April 15, 1998 against payment therefor in immediately available funds.
                            ------------------------
BEAR, STEARNS & CO. INC.                                   CHASE SECURITIES INC.

            The date of this Prospectus Supplement is April 6, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICES OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING, AND SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                                  THE COMPANY

    Carnival Corporation (the "Company") is the world's largest multiple-night cruise company based on the number of passengers carried, revenues generated and available capacity. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises. In total, the Company owns and operates 23 cruise ships with an aggregate capacity of 33,118 passengers based on two passengers per cabin. The twelve Carnival Cruise Lines ships have an aggregate capacity of 22,372 passengers with itineraries primarily in the Caribbean, Mexican Riviera and Alaska. The eight Holland America Line ships have an aggregate capacity of 10,302 passengers, with itineraries in the Caribbean, the Mediterranean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, Costa Rica, the Mediterranean and the Far East. The Company also owns equity interests in Seabourn Cruise Line, Costa Cruises and Airtours plc ("Airtours"), an integrated leisure travel group. The three Seabourn ships have an aggregate capacity of 612 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The seven Costa Cruises ships have an aggregate capacity of 7,710 passengers with itineraries in the Mediterranean, Northern Europe, the Caribbean and South America. Airtours owns tour operators, charter airlines, travel agencies, three cruise ships and holiday hotels. In April 1998, the Company and a group of investors entered into an agreement to acquire the business of Cunard Line for $500 million. See "Recent Developments."

    The Company has signed agreements with a Finnish shipyard providing for the construction of two additional SuperLiners for Carnival Cruise Lines, one with a capacity of 2,040 passengers with delivery expected in November 1998 and one with a capacity of 2,100 passengers with delivery expected in November 2000. Additionally, the Company has options with the Finnish shipyard to build two additional 2,100 passenger vessels for Carnival Cruise Lines with delivery expected in 2001 and 2002. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in June 1999 and July 2000 and for the construction of three cruise ships for Holland America Line, two with a capacity of 1,440 passengers with delivery expected in May 1999 and December 1999 and one with a capacity of 1,380 passengers with delivery expected in September 2000.

    The Company also operates a tour business, through Holland America Line-Westours Inc. ("Holland America Westours"), which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 14 hotels in Alaska and the Canadian Yukon, two luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 12 private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

    The Company was incorporated under the laws of the Republic of Panama in November 1974. The Company's executive offices are located at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, telephone number (305) 599-2600. The Company's registered office in Panama is located at 10 Elvira Mendez Street, Interseco Building, Panama, Republic of Panama.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby will be used to repay approximately $397 million of indebtedness under its commercial paper program and for general corporate purposes. The indebtedness matures on April 21, 1998 and bears interest at a rate of 5.6%. The indebtedness under the commercial paper program was incurred to repay at maturity $200 million of the Company's 5.75% Notes due March 15, 1998 (the "1998 Notes") and to fund the construction of a new vessel for Holland America Line.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at November 30, 1997 and as adjusted to give effect to (i) the sale of the Notes and the use of the net proceeds thereof to repay indebtedness under the Company's commercial paper program, (ii) the sale of the Company's 6.65% Debentures due January 15, 2028 (the "2028 Debentures") in January 1998 and the use of approximately $197 million of the net proceeds thereof to fund a portion of the purchase price of the Elation, and (iii) the issuance of $397 million of commercial paper in March 1998, the use of approximately $200 million of the net proceeds thereof to repay at maturity the 1998 Notes and the use of the remaining net proceeds to fund the construction of a new vessel for Holland America Line. See "Use of Proceeds". The information set forth below should be read in conjunction with the financial statements and related notes incorporated in the accompanying Prospectus by reference.

                                                                                                  AS OF
                                                                                            NOVEMBER 30, 1997
                                                                                        --------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)

Current portion of long-term debt.....................................................  $     59,620  $     59,620
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Long-term debt:
  Mortgages and other loans payable bearing interest at rates ranging from 8% to 9.9%,
    secured by vessels................................................................        26,068        26,068
  Commercial paper(1).................................................................       288,614       288,614
  Unsecured Revolving Credit Facility due 2001........................................            --            --
  Other loans payable.................................................................        51,001        51,001
  5.75% Notes Due March 15, 1998......................................................       200,000            --
  5.65% Notes Due October 15, 2000(2).................................................            --       199,782
  6.15% Notes Due October 1, 2003.....................................................       124,960       124,960
  7.70% Notes Due July 15, 2004.......................................................        99,924        99,924
  7.05% Notes Due May 15, 2005........................................................        99,851        99,851
  6.15% Notes Due April 15, 2008(3)...................................................            --       199,482
  7.20% Debentures Due October 1, 2023................................................       124,876       124,876
  6.65% Debentures Due January 15, 2028...............................................            --       199,226
                                                                                        ------------  ------------
      Total long-term debt............................................................     1,015,294     1,413,784
                                                                                        ------------  ------------

Shareholders' equity:
  Class A Common Stock ($.01 par value; one vote per share; 399,500 shares authorized;
    297,204 shares issued and outstanding)............................................         2,972         2,972
  Class B Common Stock ($.01 par value; five votes per share; 100,500 shares
    authorized; no shares issued and outstanding).....................................            --            --
  Paid-in capital.....................................................................       866,097       866,097
  Retained earnings...................................................................     2,731,213     2,731,213
  Other...............................................................................         4,816         4,816
                                                                                        ------------  ------------
      Total shareholders' equity......................................................     3,605,098     3,605,098
                                                                                        ------------  ------------
        Total capitalization..........................................................  $  4,620,392  $  5,018,882
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------

(1) The commercial paper program is backed by the Unsecured Revolving Credit Facility due 2001 and, as such, has been classified as long-term.

(2) The aggregate principal amount of the 2000 Notes is $200,000,000, and the initial aggregate offering price to the public of the 2000 Notes is $199,782,000.

(3) The aggregate principal amount of the 2008 Notes is $200,000,000, and the initial aggregate offering price to the public of the 2008 Notes is $199,482,000.

                              RECENT DEVELOPMENTS

    The Company's net income for the quarter ended February 28, 1998, increased 28.8% to $109.9 million ($0.37 basic and diluted per share) from $85.4 million ($0.29 basic and diluted per share) for the comparable period in fiscal 1997. Revenues for the quarter ended February 28, 1998, increased 7.1% to $557.8 million from $521.1 million for the comparable period in fiscal 1997.

    In April 1998, the Company announced that it and a group of investors had entered into an agreement to acquire the business of Cunard Line for $500 million. Cunard Line operates five cruise ships in the luxury market. The Company anticipates that Seabourn Cruise Line, which is 50% owned by the Company, will be merged with Cunard simultaneously with the closing of the acquisition. The Company expects to own approximately a two-thirds interest in the combined Cunard/Seabourn entity, which is expected to be the largest cruise company in the luxury segment of the cruise market. Because the Cunard acquisition is subject to the expiration of the Hart-Scott-Rodino waiting period and other customary closing conditions, no assurance can be given that the acquisition will be successfully closed on the terms summarized above.

                             SUMMARY FINANCIAL DATA
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               YEAR ENDED NOVEMBER 30,
                                                                -----------------------------------------------------
                                                                  1997      1996(1)     1995       1994       1993
                                                                ---------  ---------  ---------  ---------  ---------

OPERATIONS DATA:
Revenues......................................................  $2,447,468 $2,212,572 $1,998,150 $1,806,016 $1,556,919
Operating income before income from affiliated operations.....    660,979    551,461    490,038    443,674    347,666
Income from affiliated operations, net........................     53,091     45,967     --         --         --
                                                                ---------  ---------  ---------  ---------  ---------
Operating income..............................................    714,070    597,428    490,038    443,674    347,666
                                                                ---------  ---------  ---------  ---------  ---------
Net income....................................................    666,050    566,302    451,091    381,765    318,170
Earnings per share(2):
  Basic.......................................................  $    2.24  $    1.96  $    1.59  $    1.35  $    1.13
  Diluted.....................................................  $    2.23  $    1.92  $    1.57  $    1.34  $    1.12
Dividends declared per share..................................  $     .48  $     .38  $     .32  $     .29  $     .28
Weighted average shares--diluted..............................    298,210    295,720    290,838    289,362    289,092
Passenger cruise days.........................................     11,908     10,583      9,201      8,102      7,003
Percentage of total cruise capacity(3)........................     108.3%     107.6%     105.0%     104.0%     105.3%
Ratio of earnings to fixed charges(4).........................       9.0x       6.4x       6.2x       5.8x       5.7x

                                                                                       AS OF NOVEMBER 30, 1997
                                                                                   -------------------------------
                                                                                       ACTUAL       AS ADJUSTED(5)
                                                                                   ---------------  --------------

BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments.............................   $     149,727    $    149,727
Total current assets.............................................................         336,025         336,025
Total assets.....................................................................       5,426,775       5,825,265
Customer deposits(6).............................................................         420,908         420,908
Total current liabilities........................................................         786,142         786,142
Long-term debt...................................................................       1,015,294       1,413,784
Total shareholders' equity.......................................................       3,605,098       3,605,098

------------------------

(1) In 1996, the Company recognized a $32.0 million gain from the settlement of bankruptcy claims against Wartsila Marine Industries Incorporated and a loss of $15.8 million on the sale of the receivable generated from the sale of Carnival's Crystal Palace Resort and Casino (the "CCP Resort").

(2) Effective December 1, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 which requires the disclosure of basic and diluted earnings per share and all per share amounts have been restated to reflect the adoption of SFAS 128.

(3) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin, even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(4) The ratio of earnings to fixed charges has been computed by dividing earnings from continuing operations available for fixed charges (income from continuing operations before income taxes adjusted for interest expense and one-third of rent expense) by fixed charges. Fixed charges include interest costs (interest expense plus capitalized interest and one-third of rent expense). The Company has assumed that one-third of rent expense is representative of the interest factor.

(5) As adjusted to give effect to (i) the sale of the Notes and the use of the net proceeds thereof to repay indebtedness as described under "Use of Proceeds", (ii) the sale of the 2028 Debentures in January 1998 and the use of approximately $197 million of the net proceeds thereof to fund a portion of the purchase price of the Elation, and (iii) the issuance of $397 million of commercial paper in March 1998, the use of approximately $200 million of the net proceeds thereof to repay at maturity the 1998 Notes and the use of the remaining net proceeds to fund the construction of a new vessel for Holland America Line.

(6) Represents customer deposits for cruises and tours which will be recognized as revenue when earned in the future.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS "DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

    The 2000 Notes and the 2008 Notes offered hereby will each be limited to $200,000,000 aggregate principal amount and each will constitute a series of Debt Securities of the Company. The 2000 Notes will bear interest at the rate of 5.65% per annum and the 2008 Notes will bear interest at the rate of 6.15% per annum. The Notes will bear interest from April 15, 1998, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on April 15 and October 15, commencing October 15, 1998, to the persons in whose names the Notes are registered at the close of business on April 1 and October 1, as the case may be, preceding such April 15 and October
15. Principal of and interest on the Notes will be payable at the office of First Trust National Association, the Trustee under the Indenture, in the Borough of Manhattan, The City of New York, or at such other office designated by the Company; PROVIDED, HOWEVER, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Note Register.

    The 2000 Notes will mature on October 15, 2000 and the 2008 Notes will mature on April 15, 2008. Except as described in "Description of Debt Securities--Redemption or Assumption of Debt Securities under Certain Circumstances" in the Prospectus, the Notes will not be redeemable by the Company prior to maturity.

BOOK-ENTRY SYSTEM

    The 2000 Notes and the 2008 Notes each will be issued in the form of a global Note (each, a "Global Note"). Each Global Note will be deposited with, or on behalf of, The Depository Trust Company, as Depository (the "Depository"), and registered in the name of the Depository or its nominee. Except as set forth below, a Global Note may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Investors may hold their beneficial interests in a Global Note directly through the Depository if they have an account with the Depository, or indirectly through organizations which have accounts with the Depository.

    The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (which may include the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

    Upon the issuance of the Global Notes, the Depository will credit, on its book-entry registration and transfer system, the principal amount of the 2000 Notes or the 2008 Notes, as applicable, represented by such Global Note to the accounts of participants. The accounts to be credited shall be designated initially by the Underwriters. Ownership of beneficial interests in a Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in a Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Note.

    So long as the Depository, or its nominee, is the registered holder and owner of a Global Note, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of such Notes for all purposes of such Notes and the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have the Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Note. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that the Depository, as the holder of such Global Note, is entitled to take, the Depository would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal of and interest on Notes represented by a Global Note registered in the name of and held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of a Global Note.

    The Company expects that the Depository or its nominee, upon receipt of any payment of principal of, or interest on, a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of a Global Note as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note for any Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in a Global Note owning through such participants.

    Unless and until it is exchanged in whole or in part for certificated 2000 Notes or 2008 Notes, as applicable, in definitive form, a Global Note may not be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository.

    Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depository or its participants or indirect participants or their respective obligations under the rules and procedures governing their operations.

    If the Depository is at any time unwilling or unable to continue as Depository or ceases to be registered or in good standing under the Exchange Act and a successor Depository is not appointed by the Company within 90 days after the Company receives notice or becomes aware of such condition, the Company will issue 2000 Notes or 2008 Notes, as applicable, in definitive certificated form in exchange for the applicable Global Note. In addition, the Company may at any time and in its sole discretion determine not to have any of the 2000 Notes or 2008 Notes represented by a Global Note and, in such event, will issue 2000 Notes or 2008 Notes, as applicable, in definitive certificated form in exchange for the Global Note representing such Notes.

SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Notes will trade in the Depository's settlement system until maturity, and secondary market trading in the Notes will therefore be required by the Depository to settle in immediately available funds.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                                                 PRINCIPAL       PRINCIPAL
                                                                 AMOUNT OF       AMOUNT OF
        UNDERWRITER                                              2000 NOTES      2008 NOTES
-------------------------------------------------------------  --------------  --------------
Bear, Stearns & Co. Inc......................................  $  150,000,000  $  150,000,000
Chase Securities Inc. .......................................      50,000,000      50,000,000
                                                               --------------  --------------
  Total......................................................  $  200,000,000  $  200,000,000
                                                               --------------  --------------
                                                               --------------  --------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession of 0.15% of the principal amount of the 2000 Notes and 0.40% of the principal amount of the 2008 Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.10% of the principal amount of the 2000 Notes and 0.25% of the principal amount of the 2008 Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriters.

    The Notes are new issues of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    Settlement for the Notes will be made in immediately available funds, and all secondary trading in the Notes will settle in immediately available funds. See "Description of Notes--Settlement and Payment."

    In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Notes for their own account by selling more Notes than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing Notes in the open market. In addition, such persons may stabilize or maintain the prices of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market prices of the Notes at levels above those which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the prices of Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Mr. Uzi Zucker, a director of the Company, is a Senior Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"). Bear Stearns is one of the investment banking firms serving as an Underwriter in this offering. In addition, Bear Stearns has served as an underwriter in previous public offerings by the Company (including the offering of the 2028 Debentures). In addition, Bear Stearns has provided other investment banking and consulting services to the Company during the fiscal years ended November 30, 1997, 1996 and 1995, and during the current fiscal year. It is expected that Bear Stearns may continue to provide investment banking and consulting services to the Company when so requested by the Company. An affiliate of Chase Securities Inc. engages in various general financing and banking transactions with a subsidiary of the Company.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for the Company with respect to New York law by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York and for the Underwriters with respect to New York law by Sullivan & Cromwell, New York, New York. The validity of the Notes with respect to Panamanian law will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the Micky Arison 1994 "B" Trust, a trust whose primary beneficiary is Micky Arison, the Chairman and Chief Executive Officer of the Company. In addition, Mr. Dubin is a director of the Company. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations-- Control by Principal Shareholders" in the accompanying Prospectus.

                                  $800,000,000
                              CARNIVAL CORPORATION
               CLASS A COMMON STOCK, DEBT SECURITIES AND WARRANTS

    Carnival Corporation (the "Company") may offer from time to time in one or more series up to $800,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of sale) if issued with principal amounts denominated in one or more foreign currencies or currency units as shall be designated by the Company) of (i) shares of its Class A Common Stock ("Class A Common Stock"), (ii) its debt securities ("Debt Securities"), consisting of notes, debentures or other evidences of indebtedness denominated in United States dollars or any other currency, including composite currencies such as the European Currency Unit, and (iii) warrants to purchase Class A Common Stock or Debt Securities or any combination thereof or to buy and sell government debt securities, foreign currencies, currency units or units of a currency index or basket, units of a stock index or basket or a commodity or commodity index ("Warrants") on terms to be determined at or prior to the time of sale. The Class A Common Stock, Debt Securities and Warrants are collectively referred to as the "Securities."

    The Securities may be offered independently or together for sale. This Prospectus will be supplemented by one or more prospectus supplements (each, a "Prospectus Supplement") which will set forth,

(i) in the case of Class A Common Stock, the number of shares and the initial public offering price; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt ("Senior Securities") or subordinated debt ("Subordinated Securities"), purchase price, maturity, rate (or method of calculation thereof) and time of payment of interest, if any, any conversion or exchange provisions, any redemption provisions, any subordination provisions and any other specific terms of the Debt Securities offered hereby not set forth herein under the caption "Description of Debt Securities" in this Prospectus, and any listing thereof on a securities exchange; and, (iii) in the case of the Warrants, the duration, purchase price, exercise price, detachability and any other specific terms not set forth herein of such Warrants.

    The Class A Common Stock is listed on the New York Stock Exchange ("NYSE"), under the symbol "CCL." Any Class A Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The Company may sell the Securities to or through underwriters, and also may sell the Securities directly to other purchasers or through agents. See "Plan of Distribution." In addition, the Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to the Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. If any agents of the Company, or any underwriters, are involved in the sale of any Securities, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the accompanying Prospectus Supplement.

    Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

The date of this Prospectus is January 21, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Room 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such materials can also be inspected on the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's Class A Common Stock is listed.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Securities offered hereby. This Prospectus and any applicable Prospectus Supplement do not contain all the information set forth in the Registration Statement, certain parts of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996, the Company's Current Report on Form 8-K filed with the Commission on June 26, 1997 and the Company's Quarterly Reports on Form 10-Q for the three months ended February 28, 1997, May 31, 1997 and August 31, 1997, filed with the Commission (File No. 1-9610) pursuant to the Exchange Act, are incorporated herein by reference.

    All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deeemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus and any Prospectus Supplement have been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Investor Relations, Carnival Corporation, 3655 N.W. 87th Avenue, Miami, Florida 33178-2428; telephone number (305) 599-2600.

                                  THE COMPANY

    The Company is the world's largest multiple-night cruise company based on the number of passengers carried, revenues generated and available capacity. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises. In total, the Company owns and operates 22 cruise ships with an aggregate capacity of 31,078 passengers based on two passengers per cabin. The eleven Carnival Cruise Lines ships have an aggregate capacity of 20,332 passengers with itineraries primarily in the Caribbean, Mexican Riviera and Alaska. The eight Holland America Line ships have an aggregate capacity of 10,302 passengers, with itineraries in the Caribbean, the Mediterranean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, Costa Rica, the Mediterranean and the Far East. The Company also owns equity interests in Seabourn Cruise Line, Costa Cruises and Airtours plc, an integrated leisure travel group. The three Seabourn ships have an aggregate capacity of 612 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The seven Costa Cruises ships have an aggregate capacity of 7,710 passengers with itineraries in the Mediterranean, Northern Europe, the Carribean and South America. Airtours owns tour operators, charter airlines, travel agencies, three cruise ships and holiday hotels.

    The Company has signed agreements with a Finnish shipyard providing for the construction of two additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in February 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in June 1999 and July 2000 and for the construction of two cruise ships with a capacity of 1,440 passengers for Holland America Line, with delivery expected in May 1999 and December 1999.

    The Company also operates a tour business, through Holland America Line-Westours Inc. ("Holland America Westours"), which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 14 hotels in Alaska and the Canadian Yukon, two luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 12 private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

    The Company was incorporated under the laws of the Republic of Panama in November 1974. The Company's executive offices are located at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, telephone number (305) 599-2600. The Company's registered office in Panama is located at 10 Elvira Mendez Street, Interseco Building, Panama, Republic of Panama.

                             CERTAIN CONSIDERATIONS

INCOME TAXES

    Non-U.S. companies are exempt from U.S. corporate income tax on U.S. source income from international passenger cruise operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test") and (ii) they meet either the "CFC Test" or the "Publicly Traded Test." The Company and its subsidiaries involved in the cruise ship operations meet the Incorporation Test because they are incorporated in countries which provide the required exemption to U.S. persons involved in shipping operations. A company meets the CFC Test if it is a controlled foreign corporation ("CFC"). A CFC is defined by the Internal Revenue Code as a foreign corporation more than 50% of the vote or value of whose stock is owned by U.S. persons, each of whom owns or is considered to own 10% or more of the corporation's vote on any day during its fiscal year. Through July 15, 1997, the date upon which all of the Class B Common Stock of the Company (the "Class B Common Stock") was converted to Class A Common Stock (the "Conversion Date"), all of the outstanding shares of Class B

Common Stock of the Company, which represented more than 50% of the total combined voting power of all classes of stock, were owned by The Micky Arison 1994 "B" Trust (the "B Trust"), a U.S. Trust whose primary beneficiary is Micky Arison, the Company's Chairman of the Board. The B Trust is a "United States Person." Accordingly, the Company believes that it will meet the CFC Test for its 1997 taxable year, but will not meet such test in its 1998 taxable year and subsequent taxable year.

    A corporation meets the Publicly Traded Test if the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States. Although no Treasury regulations have been promulgated that explain when stock is primarily and regularly traded for purposes of this exemption, Treasury regulations have been promulgated interpreting a similar phrase under another section, Section
884. Under the Section 884 regulations, stock is considered primarily and regularly traded if (i) 80% (by vote and value) of the stock of the corporation is listed on an established securities market in the United States where more shares are traded than in any other country, (ii) trades of such stock are effected on such market, other than in de minimis quantities, on at least 60 days during the taxable year, (iii) the aggregate number of shares so traded is equal to 10% or more of the average number of shares outstanding during the taxable year, and (iv) the company is not "closely held." The Company believes that it will meet the foregoing requirements for the portion of its taxable year beginning after the Conversion Date and for future taxable years. Since the Conversion Date, the Company has had only one class of stock outstanding, the Class A Common Stock, which is listed on the New York Stock Exchange, where more shares trade than in any other country. Trades of such Class A Common Stock have been effected in more than de minimis quantities on every business day since the Company's initial public offering, and the annual volume of such trades has significantly exceeded 10% of the average number of shares outstanding. Moreover, the Company believes that any stock traded on the NYSE are considered as traded on a qualifying exchange and, to the Company's knowledge, it is not closely held because no person other than members of the Arison family and certain related entities (the "Arison Group") owns more than 5% of its stock and the Arison Group holds less than 50% of the outstanding shares.

    Accordingly, the Company believes that virtually all of its income (with the exception of its United States source income from the operations of the transportation, hotel and tour business of Holland America Line) is exempt from United States federal income taxes. There is, however, no authority that addresses the treatment of a corporation that meets the test for a CFC for only part of its taxable year. Similarly, there is no authority that addresses the treatment of a corporation that meets the Publicly Traded Test for only a part of its taxable year. If the Company or its subsidiaries were found to meet neither the CFC Test nor the Publicly Traded Test, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates.

CONTROL BY PRINCIPAL SHAREHOLDERS

    Ted Arison (the Company's founder), the B Trust, certain members of the Arison family and trusts for the benefit of Ted Arison's children (collectively, the "Principal Shareholders"), beneficially own on the date hereof, in the aggregate, approximately 47.1% of the outstanding capital stock of the Company. As a result, the Principal Shareholders have the power to substantially influence the election of directors and the Company's affairs and policies. Micky Arison, the Chairman and Chief Executive Officer of the Company, has the sole right to vote and direct the sale of the Class A Common Stock held by the B Trust, subject, during Ted Arison's lifetime, to the consent of the trustee of the B Trust.

SOURCE OF INTEREST ON THE DEBT SECURITIES

    Under the "branch tax" rules of the Code, it is possible that, notwithstanding that the Company is a Panamanian corporation, some or all interest payable on the Securities may be treated as United States source income for United States federal income tax purposes.

                                USE OF PROCEEDS

    Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Securities offered hereby will be added to the working capital of the Company and will be available for general corporate purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Company's business. Pending application as set forth above, the net proceeds will be invested in marketable securities, including, without limitation, certificates of deposit and commercial paper.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of "earnings" to "fixed charges" for the Company and its subsidiaries were as follows for the nine months ended August 31, 1997 and 1996 and for the five years ended November 30, 1996:

    NINE MONTHS
  ENDED AUGUST 31,                  YEARS ENDED NOVEMBER 30,
--------------------  -----------------------------------------------------
  1997       1996       1996       1995       1994       1993       1992
---------  ---------  ---------  ---------  ---------  ---------  ---------
9.9x            7.2x       6.4x       6.2x       5.8x       5.7x       4.4x

    The ratio of earnings to fixed charges has been computed by dividing earnings from continuing operations available for fixed charges (income from continuing operations before income taxes adjusted for interest expense and one-third of rent expense) by fixed charges. Fixed charges include interest costs (interest expense plus capitalized interest and one-third of rent expense). The Company has assumed that one-third of rent expense is representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities are to be issued in one or more series under an indenture dated as of March 1, 1993, as supplemented from time to time (the "Senior Indenture"), between the Company and First Trust National Association (the "Senior Trustee"), as Trustee, and the Subordinated Securities will be issued under an indenture to be dated as of a date prior to the first issuance of Subordinated Securities, as supplemented from time to time (the "Subordinated Indenture"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Trustee"). The term "Indenture" as used herein refers to either the Senior Indenture or the Subordinated Indenture, as appropriate, and the term "Trustee" as used herein refers to either the Senior Trustee or the Subordinated Trustee, as appropriate. Each Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture (or the Form of Security contained therein if so specified) and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

    The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

    The Senior Debt Securities and Subordinated Debt Securities offered hereby will be limited to $800,000,000 and $730,000,000, respectively, aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of sale), if Senior Debt Securities and Subordinated Debt Securities are issued with principal amounts denominated in one or more foreign currencies, composite currencies or currency units as shall be designated by the Company, or
(ii) such greater amount, if Senior Debt Securities and Subordinated Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of $800,000,000 and $730,000,000, respectively, to the Company). The Indenture provides that additional Debt Securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors or any duly authorized committee thereof. The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Debt Securities. See also "Trustee" herein. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Debt Securities is that, in that event, those Debt Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate Indenture.

    The applicable Prospectus Supplement will set forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities are authorized to be issued; (9) the currencies in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that will be payable upon the declaration of acceleration of the maturity thereof; (12) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (13) any additional Event of Default with respect to such Debt Securities; (14) whether such Debt Securities are issuable as a Global Security or securities; (15) any applicable tax consequences with respect to such Debt Securities; (16) the terms and conditions, if any, pursuant to which such Debt Securities are convertible into or exchangeable for Class A Common Stock or other securities; (17) the applicability of the provisions described in "--Defeasance" below; (18) any subordination provisions applicable to such Debt Securities in addition to or different than those described under "--Subordination" below; and (19) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

    One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such series of Debt Securities.

    Except as otherwise provided in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by the Company, except that at the option of the Company interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.1 and 10.2).

    The Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. Not all Debt Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Debt Securities of such series. (Sections 3.1 and 3.5).

    The Indenture does not contain any covenants or provisions that are specifically intended to afford holders of the Debt Securities protection in the event of a highly leveraged transaction. With respect to any specific series of Debt Securities, the existence or non-existence of such covenants or provisions will be disclosed in the applicable Prospectus Supplement.

    Neither Panamanian law nor the Company's Articles of Incorporation or By-laws impose limitations on the right of non-resident or foreign owners to hold Debt Securities. While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that interest payments to holders of its Debt Securities are not subject to taxation under the laws of the Republic of Panama.

BOOK-ENTRY SYSTEM

    The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement and will be registered in the name of the Depository or a nominee thereof. In such a case one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Global Security may be transferred, in whole but not in part, only to another nominee of the Depository for such series, or to a successor Depository for such series selected or approved by the Company, or to a nominee of such successor Depository. (Section 2.5).

    The specific depository arrangement with respect to any series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement.

PAYMENT OF ADDITIONAL AMOUNTS

    The Company will agree that any amounts to be paid by the Company with respect to the Debt Securities will be paid without deduction or withholding for any and all present and future taxes, levies, imposts or other governmental charges whatsoever imposed, assessed, levied or collected by or for the account of the Republic of Panama (or by or for the account of the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company, to the extent that such taxes first become applicable as a result of the successor corporation becoming the obligor on the Debt Securities) or any political subdivision or taxing authority thereof or therein ("Panamanian Taxes") or, if deduction or withholding of any Panamanian Taxes shall at any time be required by the Republic of Panama (or the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company) or any such subdivision or authority, the Company will (subject to compliance by the holders or beneficial owners of the relevant Debt Securities with any relevant administrative requirements) pay such additional amounts ("Additional Amounts") in respect of principal, premium, if any, interest, if any, and sinking fund or analogous payments, if any, as may be necessary in order that the net amounts paid to the holders of the Debt Securities or the Trustee under the Indenture, as the case may be, after such deduction or withholding, shall equal the respective amounts of principal, premium, if any, interest, if any, and sinking fund or analogous payments, if any, as specified in the Debt Securities to which such holders or the Trustee are entitled; PROVIDED, HOWEVER, that the foregoing shall not apply to (i) any present or future Panamanian Taxes which would not have been so imposed, assessed, levied or collected but for the fact that the holder or beneficial owner of the relevant Debt Security being or having been a domiciliary, national or resident of, or engaging or having been engaged in business or maintaining or having maintained a permanent establishment or being or having been physically present in, the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or such political subdivision or otherwise having or having had some connection with the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or such political subdivision other than the holding or ownership of a Debt Security, or the collection of principal of and interest, if any, on, or the enforcement of, a Debt Security, (ii) any present or future Panamanian Taxes which would not have been so imposed, assessed, levied or collected but for the fact that, where presentation is required, the relevant Debt Security was presented more than thirty days after the date such payment became due or was provided for, whichever is later, or
(iii) any present or future Panamanian Taxes which would not have been so imposed, assessed, levied or collected but for the failure to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or any political subdivision thereof of the holder or beneficial owner of the relevant Debt Security, if compliance is required by statute or by rules or regulations of the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or such political subdivision as a condition to relief or exemption from Panamanian Taxes. The provisions described in (i) through (iii) above are referred to herein as "Excluded Taxes." The Company or any successor to the Company, as the case may be, will indemnify and hold harmless each holder of the Debt Securities and upon written request reimburse each holder for the amount of (i) any Panamanian Taxes levied or imposed and paid by such holder of the Debt Securities (other than Excluded Taxes) as a result of payments made with respect to the Debt Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Panamanian Taxes with respect to payment of Additional Amounts or any reimbursement pursuant to this sentence. The Company or any successor to the Company, as the case may be, will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company or any successor to the Company, as the case may be, will furnish the Trustee within 30 days after the date the payment of any Panamanian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or any successor to the Company, as the case may be, which the Trustee will forward to the holders of the Debt Securities.

    At least 30 days prior to each date on which any payment under or with respect to the Debt Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payments, the Company will deliver to the Trustee an officers' certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and setting forth such other information as may be necessary to enable the Trustee to pay such Additional Amounts to holders of the Debt Securities on the payment date.

    Whenever in the Indenture or any Debt Securities there is mentioned, in any context, the payment of the principal, premium, if any, or interest, or sinking fund or analogous payment, if any, in respect of such Debt Securities or overdue principal or overdue interest or overdue sinking fund or analogous payment, such mention shall be deemed to include mention of the payment of Additional Amounts provided for herein to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention thereof in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable). (Section 10.5).

REDEMPTION OR ASSUMPTION OF DEBT SECURITIES UNDER CERTAIN CIRCUMSTANCES

    Unless otherwise specified in the Prospectus Supplement with respect to any series of Debt Securities, if as the result of any change in or any amendment to the laws, including any regulations thereunder and any applicable double taxation treaty or convention, of the Republic of Panama (or the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company), or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in an application or interpretation of such laws, including any applicable double taxation treaty or convention, which change, amendment, application or interpretation (the "Change") becomes effective on or after the original issuance date of such series (or, in certain circumstances, such later date on which a corporation becomes a successor corporation to the Company), it is determined by the Company based upon an opinion of independent counsel of recognized standing that (i) the Company would be required to pay Additional Amounts in respect of principal, premium, if any, interest, if any, or sinking fund or analogous payments, if any, on the next succeeding date for the payment thereof, or (ii) any taxes would be imposed (whether by way of deduction, withholding or otherwise) by the Republic of Panama (or the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company) or by any political subdivision or taxing authority thereof or therein, upon or with respect to any principal, premium, if any, interest, if any, or sinking fund or analogous payments, if any, then the Company may, at its option, on giving not less than 30 nor more than 60 days' notice (which shall be irrevocable) redeem such series of Debt Securities in whole, but not in part, at any time (except in the case of Debt Securities of a series having a variable rate of interest, which may be redeemed only on an interest payment date) at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption (except in the case of outstanding original issue discount Debt Securities which may be redeemed at the redemption price specified by the terms of each series of such Debt Securities); provided, however, that (i) no notice of redemption may be given more than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts or such tax would be imposed, as the case may be, and (ii) at the time that such notice of redemption is given, such obligation to pay Additional Amounts or such tax, as the case may be, remains in effect. For purposes of the foregoing, all references to the Company in this paragraph shall include any successor corporation thereto. (Section 11.8).

MERGER AND CONSOLIDATION

    The Company may not consolidate with or merge into any other Person (as defined in the Indenture) or transfer or lease all or substantially all of its assets to any Person unless, after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing and the Person formed by such consolidation or into which the Company is merged or the Person which acquires or leases all or substantially all of its assets assumes all the obligations of the Company under the Debt Securities and the Indenture. (Article
8).

EVENTS OF DEFAULT AND NOTICE THEREOF

    Except as may otherwise be provided in an indenture supplemental to the Indenture (a "Supplemental Indenture"), the following events in respect of a particular series of Debt Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest (including Additional Amounts) for 30 days after becoming due; (b) failure to pay the principal or premium, if any, when due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 60 days after written notice as provided in the Indenture; (e) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by the Company in excess of $20 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Securities of such series (as indicated in the Prospectus Supplement relating to such series of Securities). (Section 5.1).

    If an Event of Default in respect of a particular series of Debt Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities outstanding of such series may declare the principal amount (or, if the Debt Securities of such series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Debt Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Debt Securities outstanding of such series may, under certain circumstances, rescind and annul such declaration and its consequences if all Events of Default in respect of the Debt Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.2).

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Debt Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); PROVIDED that, except in the case of default in the payment of the principal of, or premium, if any, on or interest on any of the Debt Securities of such series, or in the payment of any sinking fund installment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.2).

    Pursuant to the terms of the Indenture, the Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in respect of any series of Debt Securities in the performance and observance of the terms of the Indenture and, if the Company is in default, specifying such default and the nature thereof. (Section 10.4).

    The Indenture provides that the holders of a majority in aggregate principal amount of all Debt Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13). The Indenture provides that, in case an Event of Default in respect of a particular series of Debt Securities shall occur (which shall not have been cured or waived), the Trustee will be required to exercise such of its rights and powers under the Indenture, and to use the degree of care and skill in their exercise, that a prudent man would exercise or use in the conduct of his own affairs, but otherwise need only perform such duties as are specifically set forth in the Indenture. (Section 6.1). Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of such series unless they shall have offered to the Trustee reasonable security or indemnity. (Section 6.3).

    No holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 5.7). However, such limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 5.8).

MODIFICATION OF THE INDENTURE

    With certain exceptions, the Indenture, the rights and obligations of the Company and the rights of the holders of a particular series may be modified by the Company with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Debt Securities of such series then outstanding, but no such modification may be made which would (i) change the stated maturity of the principal of (or premium, if any, on) or interest on (including any Additional Amounts) any Debt Security of such series, or reduce the principal amount thereof, or reduce the rate of interest thereon, or reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, without the consent of the holder of each Indenture Security of such series so affected; or
(ii) reduce the above-stated percentage of Debt Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Debt Securities of such series then outstanding. (Section 9.2).

DEFEASANCE

    An applicable Supplemental Indenture may provide that the Company may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of any series pursuant to such Supplemental Indenture, except for the obligation to pay Additional Amounts, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities and to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust or (ii) to be released from its obligations with respect to such Debt Securities under certain sections of such Indenture or Supplemental Indenture or certain Events of Default, and any failure to comply with such obligations will not constitute an Event of Default with respect to such Debt Securities if, in either case, the Company irrevocably deposits with the applicable Trustee, in trust, money or direct obligations of the United States for the payment of which the full faith and credit of the United States is pledged or obligations of an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case, are not callable at the issuer's option ("U.S. Government Obligations") or certain depositary receipts therefor that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of and premium, if any, and any interest on, the Debt Securities on the dates such payments are due in accordance with the terms of such Debt Securities. Such defeasance may be effected only if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture has occurred and is continuing on the date of such deposit, (b) in the event of defeasance under clause (i) above, the Company has delivered an opinion of counsel, stating that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (2) since the date of the applicable Supplemental Indenture there has been a change in applicable federal law, in either case to the effect that, the holders of the Debt Securities will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred and
(c) in the event of defeasance under clause (ii) above, the Company has delivered an opinion of counsel to the effect that, among other things, the holders of the Debt Securities will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred. In the event the Company fails to comply with its remaining obligations under the applicable Indenture or Supplemental Indenture after a defeasance of such Indenture and Supplemental Indenture with respect to Debt Securities as described under clause (ii) above and the Debt Securities are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

SUBORDINATION

    Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture and the applicable Supplemental Indenture in right of payment to the prior payment in full of all senior indebtedness, including Senior Securities, but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected. No payment on account of principal (or premium, if any), sinking fund or interest may be made on the Subordinated Debt Securities at any time when there is a default in the payment of principal, premium, if any, sinking fund or interest on senior indebtedness. In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Subordinated Trustee under the Subordinated Indenture or the holders of any of the Subordinated Debt Securities before all senior indebtedness is paid in full, such payment or distribution will be paid over to the holders of such senior indebtedness or on their behalf for application to the payment of all senior indebtedness remaining unpaid until all such senior indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness. Subject to payment in full of senior indebtedness, the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made to the holders of such senior indebtedness out of the distributive share of the Subordinated Debt Securities.

    By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Debt Securities. A Subordinated Indenture may provide that the subordination provisions thereof will not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture.

    If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of senior indebtedness outstanding as of a recent date.

CONVERSION RIGHTS

    The terms and conditions, if any, on which Debt Securities being offered are convertible into Class A Common Stock or other Securities of the Company will be set forth in an applicable Prospectus Supplement relating thereto. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

TRUSTEE

    The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.10). In the event that there shall be two or more persons acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is acting as Trustee. (Section 6.11).

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Class A Common Stock or Debt Securities, Warrants to purchase or sell Class A Common Stock or Debt Securities of or guaranteed by the United States ("Government Debt Securities"), Warrants to purchase or sell foreign currencies, currency units or units of a currency index or currency basket, Warrants to purchase or sell units of a stock index or a stock basket and Warrants to purchase or sell a commodity or a commodity index. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants will be settled either through physical delivery or through payment of a cash settlement value as set forth herein and in any applicable Prospectus Supplement. The Warrants will be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Warrants being offered pursuant thereto. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant certificates or beneficial owners of Warrants. The following summaries of certain provisions of the forms of Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to the provisions of the forms of Warrant Agreement (including the forms of Warrant certificates), copies of which are filed as an exhibit to the Registration Statement.

    The particular terms of the Warrants offered by any Prospectus Supplement, as well as any modification or addition to the general terms of the Warrants as herein described, which may be applicable to any Warrants are described in such Prospectus Supplement relating to such Warrants and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of any particular Warrants, reference must be made to both the Prospectus Supplement relating to such Warrants and to the description of the Warrants set forth in this Prospectus.

GENERAL

    The Prospectus Supplement will describe the following terms of the Warrants (to the extent such terms are applicable to such Warrants): (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) whether the Warrants are for the purchase or sale of Class A Common Stock, Debt Securities, Government Debt Securities, currencies, currency units, composite currencies, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or such other index or reference as therein described; (4) the price or prices at which such Warrants will be offered; (5) the currency or currencies, including composite currencies or currency units, in which the price of such Warrants may be payable; (6) the date, if any, on and after which such Warrants and the related Class A Common Stock or Debt Securities will be separately transferable; (7) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; (8) the maximum or minimum number of such Warrants which may be exercised at any time;
(9) a discussion of material federal income tax considerations, if any; (10) the terms, procedures and limitations relating to the exercise of such Warrants; and
(11) any other terms of the Warrants, including any terms which may be required or advisable under United States laws or regulations.

    If the Warrants are to purchase Class A Common Stock, the Prospectus Supplement will also describe the price at which the underlying Class A Common Stock purchased upon exercise of the Warrants may be purchased.

    If the Warrants are to purchase Debt Securities, the Prospectus Supplement will also describe (a) the designation, aggregate principal amount, currency, currency unit, composite currency or currency basket of denomination and other terms of the Debt Securities purchasable upon exercise of the Warrants; (b) the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with each such Debt Security; (c) the date on and after which the Warrants and the related

Debt Securities will be separately transferable, if any; and (d) the principal amount of Debt Securities purchasable upon exercise of each Warrant and the price at which and currency, currency unit, composite currency or currency basket in which such principal amount of Debt Securities may be purchased upon such exercise.

    If the Warrants are to purchase or sell Government Debt Securities or a foreign currency, currency unit, composite currency, currency index or currency basket, such Warrants will be listed on a national securities exchange and the Prospectus Supplement will describe the amount and designation of the Government Debt Securities or currency, currency unit, composite currency, currency index or currency basket, as the case may be, subject to each Warrant, whether such Warrants are to purchase or sell the Government Debt Securities, foreign currency, currency unit, composite currency, currency index or currency basket, whether such Warrants provide for cash settlement or delivery of the Government Debt Securities or foreign currency, currency unit, composite currency, currency index or currency basket upon exercise, and the national securities exchange on which the Warrants will be listed.

    If the Warrants are to purchase or sell a stock index or a stock basket, such Warrants will provide for payment of an amount in cash determined by reference to increases or decreases in such stock index or stock basket and will be listed on a national securities exchange, and the Prospectus Supplement will describe the terms of the Warrants, whether such warrants are to purchase or sell the stock index or stock basket, the stock index or stock basket covered by the Warrants and the market to which such stock index or stock basket relates, whether such warrants are to purchase or sell the stock index or stock basket and the national securities exchange on which the Warrants will be listed.

    If the Warrants are to purchase or sell a commodity or commodity index, such Warrants will provide for cash settlement or delivery of the particular commodity or commodities and such Warrants will be listed on a national securities exchange, and the Prospectus Supplement will describe the terms of the Warrants, the commodity or commodity index covered by the Warrants, whether such Warrants are to purchase or sell the commodity or commodity index, whether such Warrants provide for cash settlement or delivery of the commodity or commodity index, the market, if any, to which such commodity or commodity index relates and the national securities exchange on which the Warrants will be listed.

    Warrant certificates may be exchanged for new Warrant certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Warrants to purchase or sell Government Debt Securities or a foreign currency, currency unit, composite currency, currency index or currency basket, and Warrants to purchase stock indices or stock baskets or commodities or commodity indices, may be issued in the form of a single Global Warrant Certificate, registered in the name of the nominee of the depository of the Warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by the Company, for interests in a Global Warrant Certificate, as set forth in the applicable Prospectus Supplement.

    Prior to the exercise of their Warrants, holders of Warrants to purchase Class A Common Stock or Debt Securities will not have any of the rights of holders of such Securities purchasable upon such exercise.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Class A Common Stock or Debt Securities or purchase or sell such amount of Government Debt Securities or of such currency, currency unit, composite currency, currency index or currency basket, stock index or stock basket, commodity or commodities at such exercise price, or receive such settlement value in respect of such amount of Government Debt Securities or of such currency, currency unit, composite currency, currency index or currency basket, stock index or stock basket, commodity or commodity index, as shall in each case be set forth in or calculable from, the Prospectus Supplement relating to such Warrants or as otherwise set forth in the Prospectus Supplement. Warrants may be exercised on the date set forth in the Prospectus

Supplement relating to such Warrants or as may be otherwise set forth in the Prospectus Supplement. After such time on that date (or such later date to which such date may be extended by the Company), unexercised Warrants will become void.

    Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the Warrant certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities, or (except in the case of Warrants providing for cash settlement) payment for or delivery of the Government Debt Securities or currency, currency unit, composite currency, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon such exercise. Warrants will be deemed to have been exercised upon receipt of such Warrant certificate and any such payment, if applicable, at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement and the Company will, as soon as practicable thereafter, issue and deliver the Debt Securities purchasable upon such exercise, or purchase or sell such Government Debt Securities or currency, currency unit, composite currency, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of such Warrants. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining amount of the Warrants.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 399,500,000 shares of Class A Common Stock and 100,500,000 shares of Class B Common Stock. As of the date hereof, there are 297,206,642 shares of Class A Common Stock and no shares of Class B Common Stock outstanding. The Company presently has no intention of issuing any shares of Class B Common Stock.

VOTING

    Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to five votes, except (i) for the election of directors, and (ii) as otherwise provided by law. In the annual election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect 25% of the directors to be elected (rounded up to the nearest whole number). The holders of Class B Common Stock, voting as a separate class, are entitled to elect 75% of the directors to be elected (rounded down to the nearest whole number), so long as the number of outstanding shares of Class B Common Stock is at least 12 1/2% of the number of outstanding shares of both classes of Common Stock. If the number of outstanding shares of Class B Common Stock falls below 12 1/2%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of both classes of Common Stock, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having five votes per share. Because there are currently no shares of Class B Common Stock outstanding, the holders of Class A Common Stock currently elect all of the directors of the Company.

    Directors may be removed, with or without cause, by the holders of the class or classes of Common Stock that elected them. Vacancies in a directorship may be filled by the vote of the class of shares that had previously filled that vacancy, or by the remaining directors of that class; if there are no such directors, however, the vacancy may be filled by the remaining directors of the other class.

    Except for the election or removal of directors as described above and except for class votes as required by law, holders of both classes of Common Stock vote or consent as a single class on all matters, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having five votes per share.

CONVERSION

    At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

DIVIDENDS

    The holders of the Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available therefor. Any dividend declared by the Board of Directors on the Company's Common Stock must be paid concurrently at the same rate on the Class A Common Stock and the Class B Common Stock. Panamanian law permits the payment of dividends to the extent of retained earnings.

OTHER PROVISIONS

    Upon liquidation or dissolution of the Company, the holders of shares of Common Stock are entitled to receive on a pro rata basis all assets remaining for distribution to common stockholders. The Common Stock has no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to such shares. All shares of Class A Common Stock that are currently outstanding are fully paid and non-assessable.

    Neither Panamanian law nor the Company's Articles of Incorporation or By-laws impose limitations on the right of non-resident or foreign owners to hold or vote shares of the Common Stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

    Under Panamanian law, directors of the Company may vote by proxy.

    The Company's transfer agent and registrar for the Class A Common Stock is First Union National Bank of North Carolina.

                              PLAN OF DISTRIBUTION

    The Company may sell the Class A Common Stock, Debt Securities and Warrants to or through underwriters, and also may sell such Securities directly to one or more other purchasers or through agents.

    The Prospectus Supplement will set forth the terms of the offering of the particular series or issuance of Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such Securities, (ii) the initial public offering or purchase price of such Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to the Company, and (vi) the securities exchanges, if any, on which such Securities will be listed.

    Unless otherwise set forth in the Prospectus Supplement relating to a particular series or issuance of Securities, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Securities will be obligated to purchase all of the Securities allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    The Securities may be offered and sold by the Company directly or through agents designated by the Company from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Securities may be deemed to be an "underwriter", as that term is defined in the Act, of the Securities so offered and sold. The Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series or issuance of Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Act.

    If so indicated in the Prospectus Supplement relating to a particular series or issuance of Securities, the Company will authorize underwriters or agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

    Underwriters and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Act.

                             VALIDITY OF SECURITIES

    The validity of the Debt Securities and Warrants will be passed upon for the Company with respect to New York law by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York and for any underwriters or agents with respect to New York law by Sullivan & Cromwell, New York, New York. The validity of the Securities with respect to Panamanian law will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the B Trust and a director of the Company. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations-- Control by Principal Shareholders".

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended November 30, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under the heading "The Company" and elsewhere in this Prospectus or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Act and
Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; consumer demand for cruises; pricing policies followed by competitors of the Company; increases in cruise industry capacity in the Caribbean and Alaska; changes in tax laws and regulations (see "Certain Considerations-- Income Taxes"); the ability of the Company to implement its shipbuilding program and to expand its business outside the North American market where it has less experience; delivery of new vessels on schedule and at the contracted price; weather patterns in the Caribbean; unscheduled ship repairs and drydocking; incidents involving cruise vessels at sea; and changes in laws and government regulations applicable to the Company (including the implementation of the "Safety of Life at Sea Convention" and changes in Federal Maritime Commission surety and guaranty arrangements).

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----

                   PROSPECTUS SUPPLEMENT

The Company....................................         S-2
Use of Proceeds................................         S-3
Capitalization.................................         S-4
Recent Developments............................         S-5
Summary Financial Data.........................         S-6
Description of Notes...........................         S-7
Underwriting...................................         S-9
Validity of the Notes..........................        S-10


                         PROSPECTUS

Available Information..........................           2
Incorporation of Certain Documents by
  Reference....................................           2
The Company....................................           3
Certain Considerations.........................           3
Use of Proceeds................................           5
Ratio of Earnings to Fixed Charges.............           5
Description of Debt Securities.................           5
Description of Warrants........................          13
Description of Capital Stock...................          15
Plan of Distribution...........................          16
Validity of Securities.........................          17
Experts........................................          17
Special Note Regarding Forward-Looking
  Statements...................................          17

                                     [LOGO]

                                  $400,000,000

                              CARNIVAL CORPORATION

                                  $200,000,000
                        5.65% NOTES DUE OCTOBER 15, 2000

                                  $200,000,000
                         6.15% NOTES DUE APRIL 15, 2008

                          ----------------------------
                             PROSPECTUS SUPPLEMENT
                          ----------------------------

                            BEAR, STEARNS & CO. INC.
                             CHASE SECURITIES INC.

                                 APRIL 6, 1998

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